August 1, 2012

HERITAGE-CRYSTAL CLEAN, INC.

August 1, 2012

By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-4631
Attention: W. John Cash

Re:    Heritage-Crystal Clean, Inc.
Form 10-K for the Fiscal Year ended December 31, 2011
File No. 1-33987

Dear Mr. Cash:

The following contains the responses of Heritage-Crystal Clean, Inc. (the “Company”) to the written comments from the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated July 19, 2012, concerning the above-referenced document. For your convenience, the Company’s responses follow the bolded text of the applicable SEC comment.

SEC Comment 1 - Revenue Recognition, Sales Tax, Operating Costs, and Selling, General, and Administrative Expenses: Please tell us and revise future filings to disclose when the risk of loss passes to customers for product sales and to quantify the reduction in net costs you recorded each period related to retrieved used solvents. In addition, please revise future annual and quarterly filings to separately present sales and costs for products and services as required by Rules 5-03(1) and (2) of Regulation S-X.

Response:
The risk of loss passes to customers at various times depending on the particular terms of the sales contract in force with each individual customer. Common thresholds for when risk of loss passes to the customer are at the time that product is loaded onto the shipping vessel or at the time that product is offloaded at the customer’s receiving location.

The Company will incorporate the above disclosure in future filings.

The reductions in net costs attributable to sales of used solvents are as follows:

10-K:
2011 – $0.9 million
2010 – $0.8 million
2009 – $0.4 million

10-Q – Q1 2012 & 2011:
Q1 2012 – $0.1 million

Q1 2011 – $0.3 million

In Form 10-Q filed for the second quarter of fiscal 2012, the Company disclosed the reduction in net costs attributable to sales of used solvents of $0.1 million and $0.5 million in the second quarter of fiscal 2012 and the second quarter of fiscal 2011, respectively. The Company will continue to include such disclosures in future filings.

In future filings, beginning with Form 10-Q to be filed for the third quarter of fiscal 2012, the Company will separately present sales of tangible products and sales of services. The Company will also disclose that, due to our integrated business model, it is impracticable to separately present costs of tangible products and costs of services.

SEC Comment 2 - Inventory: We note you have started production at your used oil rerefinery during your fiscal year ended December 31, 2011, with an increased level of production in your first fiscal quarter of 2012. Please tell us and disclose in future filings your accounting policy for lubricating base oil inventories produced in your used oil rerefinery. Your policy should address the nature of the costs capitalized in base oil inventories as well as your accounting for costs incurred in periods with abnormal levels of capacity.

Response:
Lubricating base oil inventory consists of the costs of feedstock, transportation, labor, conversion costs, and re-refining overhead costs incurred in bringing the inventory to its existing condition and location. Fixed production overhead costs are capitalized in lubricating base oil inventory based on the normal capacity of the production facility. In periods of abnormal production levels, excess overhead costs are recognized as expense in the period they are incurred. The Company will disclose the above accounting policy in future filings.

SEC Comment 3 - Property Plant and Equipment: We note that you have entered into arrangements to provide customers with parts cleaning machines as either part of an annual service agreement or by the sale of machines to customers. It appears you include amounts related to certain parts cleaning machine costs in inventory and other amounts in “equipment at customers.” We further note you appear to include some amount of parts cleaning equipment purchases as an investing cash flow but it is unclear whether operating cash flows also include changes in parts cleaning machine inventory. Please tell us and expand your accounting policy disclosures in future filings to address your accounting and cash flow presentation from the point you first acquire the machines and then your subsequent accounting for the machine costs once they are placed with or sold to a customer.

Response:
The Company records purchases of new parts cleaning machines as Inventory. Parts cleaning machines are either sold to a customer or continue to be owned by the Company but placed offsite at a customer location to be used in parts cleaning services. When sold to a customer, machines are removed from inventory, and the appropriate revenue and cost is recognized in the Income Statement. When the Company retains title to a machine that is placed off-site at a customer location to be used in parts cleaning services, the Company capitalizes the machine as a productive non-current asset under the Balance Sheet caption “Equipment At Customers” at the time the machine is placed at the customer’s site to be used in parts cleaning services. Machines capitalized as “Equipment At Customers” are deprecia ted over their estimated useful life of ten years. Expenditures for machines that are sold to a customer are treated as a cash outflow from operating activities on the Statement Of Cash Flows. Expenditures for machines that are placed at a customer’s site to be used in parts cleaning services are treated as a cash outflow from investing activities.

The Company will disclose the above accounting policy in future filings.

* * * *

In connection with the Company's response to the Staff's comments, we acknowledge that:
(1) The Company is responsible for the adequacy and accuracy of the disclosures in our filings; (2) Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (3) The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Company hopes that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at (847) 783-5358 with any questions or comments.

Very truly yours,

/s/ Mark DeVita

Mark DeVita
Chief Financial Officer